SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. ___)*

                                FLORIDA BANKS INC
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    340560101
                                 (CUSIP Number)

                                    12/31/98
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
                            |X| Rule 13d-1(b)
                            |_| Rule 13d-1(c)
                            |_| Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 340560101                  13G


   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         NATIONAL WESTMINSTER BANK PLC
         13-563460

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|

                                                                         (b)|X|
   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND

     NUMBER OF                 5.     SOLE VOTING POWER            309,250
        SHARES
     BENEFICIALLY              6.     SHARED VOTING POWER                0
       OWNED BY
         EACH                  7.     SOLE DISPOSITIVE POWER       309,250
      REPORTING
     PERSON WITH               8.     SHARED DISPOSITIVE POWER           0

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         309,250


  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         |_|
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.28%

  12.    TYPE OF REPORTING PERSON*

         BK, HC

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a).  Name of Issuer:

     FLORIDA BANKS INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     SUITE 212, 4110 SOUTHPOINT BOULEVARD
     SOUTHPOINT SQUARE II
     JACKSONVILLE, FL 32216-0925

Item 2(a).  Name of Person Filing:

     NATIONAL WESTMINSTER BANK, PLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     41 LOTHBURY
     LONDON EC2P 2BP
     ENGLAND

Item 2(c).  Citizenship:

     ENGLAND

Item 2(d).  Title of Class of Securities:

     COMMON STOCK

Item 2(e).  CUSIP Number:

     340560101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  |_|  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange
Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned: 309,250

     (b)  Percent of class: 5.28%

     (c) Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote: 309,250

          (ii)  Shared power to vote or to direct the vote: 0

         (iii)  Sole power to dispose or to direct the disposition of: 309,250

          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     GARTMORE INVESTMENT LTD

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     GARTMORE INVESTMENT LTD*

*(NatWest Asset Management Holdings Ltd, a wholly owned subsidiary of National Westminster Bank Plc, has replaced NatWest Markets Asset Management Holdings Ltd as the investment holding company, as shown on the 13F filing)

     IA

Item 8.   Identification and Classification of Members of the Group.

     NOT APPLICABLE
]

Item 9.   Notice of Dissolution of Group.

     NOT APPLICABLE

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 9, 1999

NATIONAL WESTMINSTER BANK PLC


BY:   /s/ David Brian Maycock
   ---------------------------
NAME:  David Brian Maycock

TITLE: Director of Group Compliance


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).